RT GROUP PLC

(in Members' Voluntary Liquidation)

Railtrack Group

Date: 13th December 2002

US Securities Exchange Commission
450 Fifth Street
Washington
D.C. 20549

[redacted]

02060792

82-4282

SUPPL

Dear Sirs

LONDON STOCK EXCHANGE ANNOUNCEMENTS

Please find enclosed the announcements made on the London Stock Exchange in respect of RT Group PLC and a copy of the 2001/2 Annual Report & Accounts.

These documents are furnished pursuant to Rule 12g – 3-2(b) under the Securities Exchange Act of 1934.

If you have any questions or comments please contact me on 0044 0207 544 8433.

Yours faithfully

Paul Worthington
Deputy Secretary

dlw 1/8

RT Group PLC Regent's Place 338 Euston Road London NW1 3BT
Switchboard 020 7544 8665 Fax 020 7544 8555
DX 119530 EUSTON 2

NEWS RELEASE

RT Group PLC

(In Members' Voluntary Liquidation)

13 December 2002

Shareholders to receive first cash payment of 200 pence per share

Following an application made yesterday in the High Court to the Vice Chancellor, Sir Andrew Morritt, the Joint Liquidators of RT Group PLC (in Members' Voluntary Liquidation), Mr Jamie Smith and Mr Nick Dargan, partners in Deloitte and Touche, were directed and authorised to distribute to shareholders 200 pence per share. However, this remains subject to no further significant liabilities coming to light before the distribution is made.

The joint liquidators will seek to make the distribution on 10 January 2003 to shareholders who appear on the share register on 30 December 2002.

The amount and timing of further distributions to shareholders will depend on the outcome of the realisation of the Company's remaining assets, and the agreement or determination of any outstanding claims including in relation to tax.

Subject to the Company's remaining assets being realised as expected, no further liabilities arising, existing liabilities remaining within expectation and the Company not becoming involved in extensive litigation, the joint liquidators continue to expect to be able to return to shareholders between 252 and 260 pence per share in total, with the bulk of the remainder being distributed before the end of 2003.

The Joint Liquidators have previously indicated that they will retain one penny per share for a period of 6 years to meet unforeseen contingencies. In the event that further costs or liabilities arise this sum may have to be reconsidered.

Shares in RT Group PLC remain listed and are trading on the London Stock Exchange, and will continue to do so until 4.30pm on Friday 27 December 2002

For further information call:

Sue Clark RT Group PLC 0207 544 8436/07850 285471

- ends -

All recent press releases can be found on the Railtrack web site www.rtgroup.co.uk

RNS | The company news service from the London Stock Exchange

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Company	UBS Warburg
TIDM	
Headline	SAR - RT Group PLC
Released	16:35 21 Nov 2002
Number	1316E

FORM SAR 3

Lodge with a RIS or Newstrack and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure...21 Nov 2002.....

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition ...14 November 2002...

Acquisition in ...RT Group Plc...(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
...Ordinary Shares.....................	.4,500,936.................... shares .... rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
...85,920,641... (16.53 %)	.... (%)	...85,920,641... (16.53 %)

(3) Party making disclosure ...UBS Warburg...

(4) (a) Name of person acquiring shares or rights over shares ... UBS Warburg ....

and, if different, beneficial owner ....

(b) Names of any other persons acting by

agreement or understanding (see SAR 5) ....

Signed, for and on behalf of the party named in (3) above ... Michael Cortese.........Karen Hales ....

(Also print name of signatory) ....

Telephone and extension number ...0207 568 5846..

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.
E-mail: monitoring@disclosure.org.uk

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Company	UBS Warburg
TIDM	
Headline	SAR - (RT Group)
Released	16:38 21 Nov 2002
Number	1344E

FORM SAR 3

Lodge with a RIS or Newstrack and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure…21 Nov 2002…..

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition …20 November 2002…………………………………………...

Acquisition in …RT Group Plc……………………………………………………………(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
…Ordinary Shares………………… ……………	.4,804,487……………….. shares ……………………………... rights	………………………………

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
…94,324,964… (18.15 %)	……………………………... (%)	…94,324,964… (18.15 %)

(3) Party making disclosure …UBS Warburg…………………………………………………...

(4) (a) Name of person acquiring shares or rights over shares ... UBS Warburg ....

and, if different, beneficial owner ....

(b) Names of any other persons acting by

agreement or understanding (see SAR 5) ....

Signed, for and on behalf of the party named in (3) above ... Michael Cortese.........Karen Hales ....

(Also print name of signatory) ....

Telephone and extension number ...0207 568 5846...

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.
E-mail: monitoring@disclosure.org.uk

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Company	UBS Warburg
TIDM	
Headline	SAR - RT Group PLC
Released	16:39 21 Nov 2002
Number	1342E

FORM SAR 3

Lodge with a RIS or Newstrack and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure…21 Nov 2002…..

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition …19 November 2002…………………………………………...

Acquisition in …RT Group Plc……………………………………………………………(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
…Ordinary Shares……………………………	.2,345,020……………….. shares …………………………….. rights	……………….………………

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
…89,520,477… (17.23 %)	…..………………………… (%)	…89,520,477… (17.23 %)

(3) Party making disclosure …UBS Warburg……………………………………………………..

(4) (a) Name of person acquiring shares or rights over shares ... UBS Warburg ....

and, if different, beneficial owner ....

(b) Names of any other persons acting by

agreement or understanding (see SAR 5) ....

Signed, for and on behalf of the party named in (3) above ... Michael Cortese.........Karen Hales ....

(Also print name of signatory) ....

Telephone and extension number ...0207 568 5846...

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.
E-mail: monitoring@disclosure.org.uk

END

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Company	RT Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	16:59 25 Nov 2002
Number	2536E

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

RT Group PLC

2. Name of shareholder having a major interest

Merrill Lynch & Co. Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

59,737 non beneficial
228,218 beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Total interest at this notification –

Registered Holder	Number of shares
Merrill Lynch & Co., Inc	41,207,284
Nutraco Nominees Limited	59,737
Merrill Lynch Pension Nominees Limited A/C Noncert	228,218
Total	41,495,239

5. Number of shares / amount of stock acquired

4,887,022

6. Percentage of issued class

0.9%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class
N/A

9. Class of security
RT Group PLC ordinary shares of 25p each

10. Date of transaction

15th November 2002

11. Date company informed

22nd November 2002

12. Total holding following this notification

41,495,239

13. Total percentage holding of issued class following this notification

7.99%

14. Any additional information

15. Name of contact and telephone number for queries

P F Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notification

P F Worthington

Date of notification 25/11/2002

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Company	RT Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	17:01 25 Nov 2002
Number	2539E

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

RT Group PLC

2. Name of shareholder having a major interest

Merrill Lynch & Co. Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

59,737 non beneficial
228,218 beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Total interest at this notification –

Registered Holder	Number of shares
Merrill Lynch & Co., Inc	41,138,849
Nutraco Nominees Limited	59,737
Merrill Lynch Pension Nominees Limited A/C Noncert	228,218
Total	41,426,804

5. Number of shares / amount of stock acquired
N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

68,435

8. Percentage of issued class
0.02%

9. Class of security
RT Group PLC ordinary shares of 25p each

10. Date of transaction

18th November 2002

11. Date company informed

22nd November 2002

12. Total holding following this notification

41,426,804

13. Total percentage holding of issued class following this notification

7.97%

14. Any additional information

15. Name of contact and telephone number for queries

P F Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notification

P F Worthington

Date of notification 25/11/2002

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Company	UBS Warburg
TIDM	
Headline	SAR - (RT Group Plc)
Released	10:10 26 Nov 2002
Number	2713E

FORM SAR 3

Lodge with a RIS or Newstrack and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure...26 Nov 2002.....

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition ...21 November 2002...

Acquisition in ...RT Group Plc..(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
Ordinary Shares	7,805,310 shares rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
102,130,274... (19.65 %)	.... (%)	102,130,274... (19.65 %)

(3) Party making disclosure ...UBS Warburg..

(4) (a) Name of person acquiring shares or rights over shares ... UBS Warburg ....

and, if different, beneficial owner ....

(b) Names of any other persons acting by

agreement or understanding (see SAR 5) ....

Signed, for and on behalf of the party named in (3) above ... Helen Dewey.........Raquel MontesdeocaNoda

(Also print name of signatory) ....

Telephone and extension number ...0207 568 5846..

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.
E-mail: monitoring@disclosure.org.uk

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Company	RT Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	10:50 27 Nov 2002
Number	3424E

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

RT Group PLC (in Members' Voluntary Liquidation)

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG

5. Number of shares / amount of stock acquired

12,482,542

6. Percentage of issued class

2.4%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

RT Group PLC (in Members' Voluntary Liquidation) Ordinary Shares of 25p each

10. Date of transaction
26th November 2002

11. Date company informed

27th November 2002

12. Total holding following this notification

33,640,629

13. Total percentage holding of issued class following this notification

6.47%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notification

Paul Worthington, Deputy Company Secretary

Date of notification

27th November 2002

END

Company	UBS Warburg
TIDM	
Headline	SAR - RT Group Plc
Released	17:37 9 Dec 2002
Number	8682E

FORM SAR 3

Lodge with a RIS or Newstrack and the Takeover Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure...9 Dec 2002.....

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition ...6 December 2002..

Acquisition in ...RT Group Plc..(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
Ordinary Shares	6,131,974 shares rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
108,213,994... (20.82 %)	.... (%)	108,213,994... (20.82 %)

(3) Party making disclosure ...UBS Warburg...

(4) (a) Name of person acquiring shares or rights over shares ... UBS Warburg ....

and, if different, beneficial owner ....

(b) Names of any other persons acting by

agreement or understanding (see SAR 5) ....

Signed, for and on behalf of the party named in (3) above ... Helen Dewey.........Raquel MontesdeocaNoda

(Also print name of signatory) ....

Telephone and extension number ...0207 568 5846..

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.
E-mail: monitoring@disclosure.org.uk

END

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Company	RT Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	07:00 10 Dec 2002
Number	8735E

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

RT Group PLC (in Members' Voluntary Liquidation)

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG

5. Number of shares / amount of stock acquired

5,933,228

6. Percentage of issued class

1.14%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

RT Group PLC (in Members' Voluntary Liquidation) Ordinary Shares of 25p each

10. Date of transaction
4th December 2002

11. Date company informed

9th December 2002

12. Total holding following this notification

39,573,857

13. Total percentage holding of issued class following this notification

7.62%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notification

Paul Worthington, Deputy Company Secretary

Date of notification

9th December 2002

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Company	RT Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	10:48 11 Dec 2002
Number	9515E

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

RT Group PLC (in Members' Voluntary Liquidation)

2. Name of shareholder having a major interest

CIC Bank CIAL

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CIC Bank CIAL

5. Number of shares / amount of stock acquired

3,939,783

6. Percentage of issued class

0.76%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

RT Group PLC (in Members' Voluntary Liquidation) Ordinary Shares of 25p

10. Date of transaction

11th December 2002

11. Date company informed

11th December 2002

12. Total holding following this notification

31,233,762 ordinary shares

13. Total percentage holding of issued class following this notification

6.01%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notification

Paul Worthington, Deputy Company Secretary

Date of notification

11th December 2002

END